
VAN CLEAVE
VC
DRY GOODS
VAN CLEAVE DRY GOODS
A PREMIUM SNACK FOOD COMPANY


MISSION
Change the snack food game
by elevating the snack food experience
with real innovation, superior quality ingredients,
and out-of-this-world flavor.

HUMBLE ROOTS



First Batch Ever

Initially, we only intended to improve our own snack food experience.



Home-Made

The first batches may have been small, but they inspired big dreams.



Van Cleave vs Jack's

Friends and family encouraged growth and provided proof of concept.

HUMBLE ROOTS


BEEF JERKY

Farmers Markets

VC Dry Goods literally was born in the farmers markets of TX. That's where we made our first sale and planted our roots.



Wholesale Launch

First wholesale sales came in Dec. '15. Soon after, WS became primary source of revenue.


VAN CLEAVE
DRY GOODS
100% ANGUS BEEF JERKY
SPICY G DUB

E-Commerce

VCDryGoods.com is launched, and improves brand recognition and sales growth.

SALES RECORD


$110,000
$82,500
$55,000
$27,500
$0
2014
2015
2016
2017

2014 - $8,009
FIRST PRODUCT LAUNCH

2015 - $54,909
WHOLESALE LAUNCH

2016 - $83,904
FIRST LARGE RETAILERS

2017 - $109,011
FIRST NATIONAL DIST.


GAINING TRACTION

SALTY SNACKS AT-A-GLANCE

SALTY SNACK CATEGORY
27.5B
ANNUAL SALES

MEAT SNACK CATEGORY
2.7B
ANNUAL SALES

ANNUAL HOUSEHOLD SPEND
$25.81

HOUSEHOLD SPEND PER TRIP
$7.42
MEAT SNACKS



TOP-SELLING SALTY SNACKS
40
35
30
25
20
15
10
5
0
$
25.81
9.38
7.16
35.37
10.01
17.66
12.60
7.42
2.71
6.10
3.61
3.14
4.01
3.16
MEAT SNACKS ARE THE HIGHEST SPEND PER TRIP
Annual household spend
Household spend per trip
Meat Snacks
Pork Snack
Seafood snacks
Potato chips
Corn chips
Popcorn
Cheese snacks

Source: www.nielsen.com

CURRENT PROBLEM

POOR QUALITY | BAD FLAVORS | WEAK BRANDING

ESTABLISHED PLAYERS

- ARTIFICIAL PRESERVATIVES
- HIGH IN SUGAR & SODIUM
- MYSTERY MEAT
- RUBBERY TEXTURE
- BLAND & BORING FLAVORS

NEW PLAYERS

- BETTER, BUT STILL LACKING
- STILL HIGH IN SUGAR & SODIUM
- NO FRESH INGREDIENTS
- MUSHY TEXTURE
- NON-MEAT FILLERS

THE SOLUTION



GLUTEN FREE
NO NITRITES
22.5g PROTEIN per package
VAN CLEAVE
VC
DRY GOODS
100% ANGUS BEEF JERKY
THE ORIGINAL.
G DUB!™
STEAK STRIPS
SUPERIOR QUALITY. SUPERIOR FLAVOR.™
MADE IN THE USA
NET WT. 2.5 OZ. (70.8g)
G DUB!™ ★ G DUB!™ ★ G DUB!™ ★ G DUB!™ ★ G DUB!™
GLUTEN FREE
NO NITRITES
22.5g PROTEIN per package
VAN CLEAVE
VC
DRY GOODS
100% ANGUS BEEF JERKY
THE ORIGINAL. ONLY HOTTER.
SPICY G DUB!™
STEAK STRIPS
SUPERIOR QUALITY. SUPERIOR FLAVOR.™
MADE IN THE USA
NET WT. 2.5 OZ. (70.8g)
SPICY G DUB!™ ★ SPICY G DUB!™ ★ SPICY G DUB!™ ★ SPICY G DUB!™
GLUTEN FREE
NO NITRITES*
22g PROTEIN per package
VAN CLEAVE
VC
DRY GOODS
100% ANGUS BEEF JERKY
GARLIC. GINGER. CAYENNE.
TYPE-X™
STEAK STRIPS
SUPERIOR QUALITY. SUPERIOR FLAVOR.™
MADE IN THE USA
NET WT. 2.5 OZ. (70.8g)
TYPE-X™ ★ TYPE-X™ ★ TYPE-X™ ★ TYPE-X™ ★ TYPE-X™

quality,
flavor
& attitude

GENUINE CRAFT JERKY



Quality

We use fresh ingredients, high-quality beef, and no artificial preservatives.



Flavor

Quality can open the door, but its the flavor that keeps them coming back.



Attitude

VC Dry Goods is a bold brand with an independent spirit, and is intended to have more attitude than other brands.

CURRENT CHANNELS

200+
Current Retailers

Brookshire's food & pharmacy
Goody Goody Wine • Beer • Liquor
Super 1 Foods & Discount Pharmacy
Spec's Wines • Spirits • Finer Foods
Royal Blue Grocery
Total Wine & More

Randalls
Tom Thumb
Albertsons
Market Street

180+
New Retailers secured for 2018

Our distributor is the largest natural foods distributor in US.

unfi
DRIVEN BY NATURE

COMPETITOR GROWTH

CHEF'S CUT

GREW FROM 7.4M IN 2015 TO 26.9M IN 2016

EPIC PROVISIONS

GREW TO 10M IN 2 YEARS

LAWLESS JERKY

GREW FROM $140,000 IN 2014 TO $1.6 MILLION IN 2015

SPEC'S WINES·SPIRITS·FINER FOODS

We replaced Lawless at Spec's because we are better!
Spec's has over 200 locations across Texas
5th Largest wine retailer in the country.

RECENT ACQUISITIONS

TARGET	ACQUIRER	TRANSACTION	MULTIPLE
EPIC PROVISIONS	GENERAL MILLS	100M	5X
KRAVE JERKY	HERSHEY THE HERSHEY COMPANY	220M	6.28X
Freshly Crafted DUKE'S Smoked Meats	ConAgra Foods	108.9M	6X (EST.)


THANK YOU!
For any comments or questions,
please feel free to email me
at adam@vcdrygoods.com